PRESS RELEASE	March 18, 2005

Syneron Announces Closing of Over – Allotment Shares
in Secondary Offering

Yokneam, Israel and Toronto, Canada, March 18, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS) today announced that the underwriters of the recent secondary offering by selling shareholders of 7,000,000 of its ordinary shares have purchased an additional 937,809 ordinary shares at a public offering price of $28.00 per share pursuant to an over-allotment option granted by the selling shareholders in connection with the offering.

The offer is being made only by means of a prospectus. Lehman Brothers Inc. and CIBC World Markets Corp. acted as joint book-running managers of the offering with Citigroup Global Markets Inc. serving as a joint lead manager. Stephens Inc., Thomas Weisel Partners LLC, and C.E. Unterberg, Towbin LLC acted as co-managers. Copies of the prospectus relating to the offering may be obtained from Lehman Brothers Inc. c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 631-254-7106.

A registration statement relating to these securities has been filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Syneron
Syneron Medical Ltd. manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS™ technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and the appearance of cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron Closes Over-Allotment of Shares in Secondary Offering

For more information, please contact Moshe Mizrahy, CEO of Syneron Medical Ltd., at +972 4 909-6349, email: moshem@syneron-med.com, or David Schlachet, CFO of Syneron Medical Ltd., at +972 4 909-6376, email: davids@syneron-med.com.

Syneron Medical Ltd. Soltam Technology Park P.O.B. 550 Yokneam Illit, 20692 Israel Tel: +972 4 909-6200 Fax: +972 4 909-6202 info@syneron-med.com

Syneron, the Syneron logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.